Exhibit 19.1

POLICY SUBJECT:    Securities Transaction Compliance Policy

EFFECTIVE DATE:        November 2001

REVISED:            December 11, 2023

NiSource Inc. (the “Company”) has instituted the following compliance policy in order to protect the Company and assist the Company’s board of directors and all employees in complying with the prohibition against insider trading under Rule 10b-5 under the Securities Exchange Act of 1934.

This policy covers the board of directors and all employees (including i) officers as defined under Rule 16a-1(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) (a “Section 16 Officer") and ii) Designated Employees, as defined below) of, or consultants or contractors to, the Company or its subsidiaries, as well as their immediate family (defined below) and members of their households. In addition, this policy applies to any entities that an employee influences or controls, including any corporations, partnerships or trusts, and transactions by these entities should be treated for the purposes of this policy and applicable securities laws as if they were for an employee’s own account.

The securities covered by this policy include all Company “securities” as defined by federal securities laws. This could include common stock, preferred stock or debt securities of the Company or any subsidiary of the Company, options or rights to purchase or sell such securities (including warrants, puts, calls, and straddles) and derivative securities. Derivative securities include options, warrants, convertible securities, stock appreciation rights and other similar rights with an exercise or conversion privilege at a price related to an equity security or a value derived from the value of an equity security. If you are unsure whether an arrangement involves a security, please consult the General Counsel’s (“GC”) office.

The policy covers all securities that you hold beneficially, even if you are not the owner of record. This includes securities of the Company that are held in the Company’s Savings Plan (“401(k) Plan”), the Employee Stock Purchase Plan and the Automatic Dividend Reinvestment and Share Purchase Plan. A beneficial owner includes a director or employee who has or shares a direct or indirect pecuniary interest in the security. A pecuniary interest is defined generally as the opportunity, directly or indirectly, to profit or share in any profit from a transaction in the securities. An indirect pecuniary interest in any class of securities includes securities held by members of a director’s or an employee’s immediate family sharing the same household. “Immediate family” is defined as any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and includes adoptive relationships.

For purposes of this policy, certain employees who work in the areas identified on Exhibit A and their immediate family members are referred to as “Designated Employees.” This list of

Exhibit 19.1
Designated Employees is maintained by the Corporate Secretary department. Managers of these individuals must provide a copy of this policy to employees covered and notify the Corporate Secretary department if there are any changes within their organization such that Designated Employees would need to be updated.

For the avoidance of doubt, the reference to “Designated Employees” is different than “all employees” referenced throughout and applies to a smaller sub-set of employees. If you are unsure whether a portion of this policy applies to you, please contact the GC’s office.

1.Material Nonpublic Information. Directors and all employees should not engage in any transaction in the Company’s securities while in possession of material nonpublic information regarding the Company or during any period for which the GC office recommends that trading be suspended. Such periods usually relate to the time between the internal identification of material information and the public disclosure of that information. If you are unclear whether the information that you possess is material and would prevent you from trading during a non-black-out period, you should contact the GC’s office.

Insider trading occurs when a person uses material nonpublic information obtained through their employment or other involvement with a company to make decisions to purchase, sell or otherwise trade that company’s securities or to provide that information to others outside the company. The prohibitions against insider trading apply to trading, tipping and making recommendations to trade by virtually any person, including all persons associated with the Company, if the information involved is material and nonpublic. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:
•Projections of future earnings or losses, or other earnings guidance;
•A pending or proposed merger, acquisition or tender offer;
•A pending or proposed acquisition or disposition of a significant asset or subsidiary;
•Changes in dividend policies, the declaration of a stock split or the offering of additional securities;
•A change in management;
•Impending bankruptcy or financial liquidity problems;
•New major contracts, orders, suppliers, customers or finance sources, or the loss thereof;
•Pending or threatened significant litigation, or the resolution of such litigation; or
•A significant cybersecurity event at the Company, or any other significant disruption in the Company’s operations.

2.Designation of Filing Coordinator. The GC or their designee is the Company’s “Filing Coordinator”. The GC or designee will assist directors, Section 16 Officers and Designated Employees in compliance. The GC or designee will assist in considering legal questions relating to beneficial ownership of the Company’s securities and reporting

Exhibit 19.1
obligations and possible liability, if any, associated with trading in such securities. The GC or designee will also keep directors and Section 16 Officers apprised of relevant legal developments in this area. The Filing Coordinator will be responsible for preparation and filing of directors’ and Section 16 Officers’ Form 3, 4 and 5 reports based on information furnished by directors and Section 16 Officers (see further instructions in paragraphs 7 and 11 below). In addition, the Filing Coordinator will review, or at the request of a Section 16 Officer or director, prepare Form 144 notices. Directors and Section 16 Officers will be responsible for the timely transmission of Form 144 notices unless otherwise prearranged with the Filing Coordinator.

3.    Pre-clearance of Transactions. Directors and Section 16 Officers must contact the GC or their designee before engaging in any transaction involving securities of the Company including discretionary transactions in securities that occur in connection with any of the Company’s employee benefit plans. A discretionary transaction is any transaction under an employee benefit plan that results in either (a) a volitional intra-plan transfer (a “fund switch” or “fund reallocation”) involving any fund consisting of equity securities of the Company (including mixed equity funds where more than 20 percent of the fund’s assets are invested in Company equity securities), or (b) a cash distribution funded by a volitional disposition of a Company equity security. As described above, securities of the Company include not only securities (such as common stock, preferred stock, notes or debentures) but also derivative securities (such as options, phantom stock, SARs or convertible securities). Transactions include not only purchases and sales of securities or derivative securities, but gifts, donations or other transfers for charitable, tax, estate planning or other purposes. Pre-clearance will enable the GC or designee to consider the following questions in order to confirm that the transaction complies with all applicable requirements of the federal securities laws:

a.    Section 16(b) - Have there been or will there be any purchases and sales by the person engaging in the transaction or by any member of his immediate family (or by a family trust, a controlled corporation, or a partnership of which the person is general partner) within the last or next six months?

b.    Rule 10b-5 - Does the person engaging in the transaction have any material nonpublic information about the Company, or are there other circumstances that might suggest that this is an inappropriate time to trade?

c.    Rule 144 - Has the person engaging in a sale transaction complied with Rule 144?

d.Are there any other reasons a transaction should not occur now?

Directors and Section 16 Officers who avail themselves of a Rule 10b5-1 plan described in paragraph 8 below will no longer need to pre-clear transactions for approval for purposes of Rule 10b-5. However, since Rule 10b5-1 does not create an exemption for purposes of Section 16, the Filing Coordinator must be notified promptly after such transaction, and the broker or other person executing the transaction must timely transmit a Form 144 notice.

Exhibit 19.1
4.     Trading Blackout Period. Directors, Section 16 Officers and Designated Employees are prohibited from transacting in Company securities during the period beginning two weeks before the end of a calendar quarter (or, in the case of the fourth quarter, four weeks before the end of the calendar quarter) and ending on the second day after the public release of results for that quarter. This black-out period does not apply to purchases made through regular payroll deduction in the Employee Stock Purchase Plan or the 401(k) Plan or reinvestment of dividends through the Automatic Dividend Reinvestment and Share Purchase Plan, as long as elections made with respect to participation in these plans are not made during a black-out period. The black-out periods also do not apply to in-kind distributions of Company Common Stock from the Employee Stock Purchase Plan and the Automatic Dividend Reinvestment and Share Purchase Plan, except as a result of a discretionary transaction described in paragraph 3 above. Transactions include not only purchases and sales of securities or derivative securities, but gifts, donations or other transfers for charitable, tax, estate planning or other purposes.

From time to time, an event may occur that is material to the Company and is known by only a few directors, Section 16 Officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the GC or designee may not trade Company securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the GC or designee, designated persons should refrain from trading in Company securities even sooner than the typical blackout period described above. In that situation, the GC or designee may notify these persons that they should not trade in the Company’s securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a blackout period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the GC or designee has not designated an employee as a person who should not trade due to an event-specific restriction, an employee should not trade while aware of material nonpublic information. Exceptions will generally not be granted during an event-specific trading restriction period.

5.     Recommended Transaction Period. To the extent possible, directors, Section 16 Officers and Designated Employees should, outside of transactions under certain of the Company’s benefit plans, engage in transactions in the Company’s securities only when there is relative stability in the market for the Company’s securities and during the 30-day period following the public release of annual or quarterly results. However, even within those periods, no transaction should be entered into in violation of the prohibition under Rule 10b-5 against the use of material nonpublic information, and all transactinos should be carried out in compliance with federal securities laws.
6.    Prohibited Transactions. No director or employee may engage in a “short sale” of the Company’s securities or buy or sell puts or calls or other options on the Company’s securities. A “short sale” is one involving securities which the seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale.

In addition, no director, Section 16 Officer or employee may engage in purchases of the Company’s securities on margin, or holding the securities in a margin account, borrowing

Exhibit 19.1
against any account in which the securities are held or otherwise pledging securities as collateral for a loan.

Also, Section 16(b) imposes liability on directors and Section 16 Officers who trade securities of the Company within a period shorter than 6 months (referred to as short swing profit liability). Any “profits” realized by the purchase and sale or the sale and a purchase of any security of the Company beneficially owned by a director or Section 16 Officer within a period of less than six months are recoverable by the Company. If the Company does not bring an action to recover these profits, any stockholder acting on the Company’s behalf may do so.

7.    Reporting Forms. Every director and Section 16 Officer must file the following reports:

a.    An initial report on Form 3 disclosing holdings of the Company’s securities as of the date a person becomes a director or Section 16 Officer must be filed with the SEC within ten days of attaining director or Section 16 Officer status.

b.    Subsequent reports on Form 4 disclosing any change in beneficial ownership of the Company’s securities (except for transactions covered by specific exemptions) must be filed with the SEC before the end of the second business day following the day on which the subject transaction has been executed; and

c.    Annual Reports on Form 5 disclosing any holding or transaction not previously disclosed because of either an exemption or a failure to file must be filed with the SEC by February 14 of each year.

8.    Trading Plans for Trading Securities under Rule 10b5-1. Rule 10b5-1 provides an affirmative defense to liability for insider trading. When a director, Section 16 Officer or Designated Employee, at a time when he or she does not possess material nonpublic information, enters into a binding contract, instruction, or written plan under specified terms and conditions for the purchase or sale of securities (“Plan”), the director, Section 16 Officer or Designated Employee is afforded an affirmative defense against a later claim, if the purchase or sale occurs pursuant to the Plan. The Plan must either (i) expressly specify the amount, price and date of trades, (ii) include a written formula or algorithm, or computer program, for determining amounts, prices and dates, or (iii) not permit the person to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who does exercise such influence is not aware of any material nonpublic information when doing so. A plan must include a representation certifying that, at the time the Plan is adopted, (i) the director, Section 16 Officer or Designated Employee is not in possession of any material non-public information about the Company or its securities and ii) the Plan is being adopted in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b-5. A director, Section 16 Officer or Designated Employee is also required to act in good faith throughout the duration of the Plan.

Purchases and sales made pursuant to such a Plan are not subject to the blackout period described above, provided that:
-For Designated Employees, no purchases or sales may occur until 30 days after the adoption of the Plan. Any modification to the price, amount of

Exhibit 19.1
securities or timing of the sale or purchase of the securities under a Plan will be deemed the termination of the original Plan and adoption of a new Plan, triggering a new 30-day cooling-off period.
-For directors or Section 16 Officers, the first proposed sale under a Plan must meet the below requirements. Any modification to the price, amount of securities or timing of the sale or purchase of the securities under a Plan will be deemed the termination of the original Plan and adoption of a new Plan, triggering a new cooling-off period, as described below.
oWith respect to Plans implemented during the first, second or third quarter of a calendar year, the first sale under a Plan may not occur until the expiration of a cooling-off period consisting of the later of (i) 90 days after the adoption of the Plan and (ii) two business days following the public release of the Company’s quarterly financial information on Form 10-Q with respect to the quarter in which the Plan was adopted or modified.
With respect to Plans implemented during the fourth quarter of a calendar year, the first sale under a Plan may not occur until the expiration of a cooling-off period consisting of the later of (i) 90 days after the adoption of the Plan and (ii) two business days following the public release of the Company’s fourth quarter and year-end financial information on Form 10-K.
A director, Section 16 Officer or Designated Employee may only have one Plan outstanding at a time, unless the overlapping Plan is (i) a successor Plan under which trades do not begin until the completion or expiration of the preceding Plan or (ii) an arrangement that authorizes the sale of only enough securities to cover tax withholding associated with vesting of equity awards and the director, Section 16 Officer or Designated Employee has no discretion over the timing of such sales. A director, Section 16 Officer or Designated Employee may not enter into more than one single-trade Plan in a consecutive 12-month period.

A purchase or sale under Rule 10b5-1 is not protected from liability if the insider alters or deviates from the contract, instruction or plan, or enters into or alters a corresponding or hedging transaction or position with respect to those securities.

    All directors, Section 16 Officers or Designated Employees must obtain pre-clearance of any Plan from the GC or designee and file a copy of such Plan with the Corporate Secretary. A Plan must still comply with all other applicable disclosure, reporting and other requirements under federal and stat securities laws, including Section and Rule 144.

9.    Confidentiality. Directors and employees must maintain nonpublic information about the Company in strict confidence, must not communicate such information to any person, and should refer any questions to the GC’s office.

10.    Post-Termination Transactions. This policy continues to apply to transactions in Company securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that

Exhibit 19.1
individual may not trade in Company securities until that information has become public or is no longer material.

    The pre-clearance procedures specified below, however, will cease to apply to transactions in Company securities upon the expiration of any black-out period or other Company-imposed trading restructions applicable at the time of the termination of service.

11.    Completion and Filing of Forms 3, 4 and 5. All Forms 3, 4 and 5 for the Company’s directors and Section 16 Officers will be prepared and filed by the Filing Coordinator. The Filing Coordinator must be advised of changes in security ownership prior to the execution of a transaction. The Filing Coordinator will send you completed Forms 3, 4 or 5, for review and execution, if time permits, or will sign the completed form on your behalf, in accordance with the authority granted by you in a power of attorney. You must return the executed form to the Filing Coordinator immediately so that the Filing Coordinator can meet the filing deadline with the SEC. The Filing Coordinator will automatically prepare a Form 5 each year to report any transactions not previously reported, including exempt transactions under the Company’s benefit plans. If you are not required to file a Form 5 in a given year, the directors’ and officers’ questionnaire you execute in connection with the Company’s Form 10-K and proxy statement will contain a representation that you have no obligation to file a Form 5. The Filing Coordinator’s office will retain a signed copy of each Form 3, 4 and 5 (or directors’ and officers’ questionnaire in lieu thereof) in its files.

12.    Cooperation with the Company. Please recognize that enforcement of these securities laws can result in individual penalties. The Company has adopted this compliance policy to assist its directors and all employees in complying with these laws, but ultimately each director and Section 16 Officer is responsible for making sure that all Forms 3, 4 and 5 and Form 144 notice filings are made in a correct and timely fashion and that all transactions comply with applicable short-swing and insider trading rules. Please report all anticipated transactions involving the Company’s securities to the GC or designee as early as possible in order to facilitate your compliance.

13.     Exemptions from this policy. The Company’s GC has the authority to grant exemptions or exceptions from this policy. Exemptions or exceptions will generally not be granted.

14.     Consequences of Violation. The consequences of violating Rule 10b-5 can be very serious to a director, an individual employee and the Company and include possible civil and criminal penalties.

The consequences of violating the requirements for directors and Section 16 Officers could include public disclosure of all reporting violations in the Company’s proxy statement and Annual Report on Form 10-K.

Employees who violate this policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

Exhibit 19.1

Exhibit A – Designated Employees
(as may be amended from time to time by the Company’s General Counsel or Corporate Secretary department)

Administrative Staff of Section 16 Officers and Executive Council

Assistant Controller’s Office

Controller’s Office

Corporate Communications Department (Certain Employees)

Corporate Planning Department

Corporate Secretary (Certain Employees)

Executive Council Members

Human Resources (Certain Employees)

Investor Relations

Legal Department (Certain Employees)

Segment Controllers and Financial Planning

Tax Administration (Certain Employees)

Treasury Department (Certain Employees)